UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
ATHENAHEALTH, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
04685W 10 3

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	04685W103	13G	Page	_2_	of	_8_ pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Venrock Associates - I.R.S. #13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,945,024[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,945,024[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,945,024[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.2%[3]

12	TYPE OF REPORTING PERSON*

	PN
1 Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P. are members of a group for purposes of this Schedule 13G.
2 Consists of (i) 1,547,857 shares of common stock owned by Venrock Associates, (ii) 2,227,406 shares of common stock owned by Venrock Associates II, L.P., and (iii) 169,761 shares of common stock owned by Venrock Entrepreneurs Fund, L.P.
3 This percentage is calculated based upon 32,324,824 shares of the Issuer's common stock outstanding as of December 31, 2007, as set forth in the Issuer's registration statement on Form S-1, filed with the Securities and Exchange Commission on January 7, 2008.

CUSIP No.	04685W103	13G	Page	_3_	of	_8_pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Venrock Associates II, L.P. - I.R.S. #13- 3844754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,945,024[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,945,024[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,945,024[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.2%[3]

12	TYPE OF REPORTING PERSON*

	PN
1 Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P. are members of a group for purposes of this Schedule 13G.
2 Consists of (i) 1,547,857 shares of common stock owned by Venrock Associates, (ii) 2,227,406 shares of common stock owned by Venrock Associates II, L.P., and (iii) 169,761 shares of common stock owned by Venrock Entrepreneurs Fund, L.P.
3 This percentage is calculated based upon 32,324,824 shares of the Issuer's common stock outstanding as of December 31, 2007, as set forth in the Issuer's registration statement on Form S-1, filed with the Securities and Exchange Commission on January 7, 2008.

CUSIP No.	04685W103	13G	Page	_4_	of	_8_ pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Venrock Entrepreneurs Fund, L.P. - I.R.S. #13- 4078492

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,945,024[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,945,024[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,945,024[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.2%[3]

12	TYPE OF REPORTING PERSON*

	PN
1 Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P. are members of a group for purposes of this Schedule 13G.
2 Consists of (i) 1,547,857 shares of common stock owned by Venrock Associates, (ii) 2,227,406 shares of common stock owned by Venrock Associates II, L.P., and (iii) 169,761 shares of common stock owned by Venrock Entrepreneurs Fund, L.P.
3 This percentage is calculated based upon 32,324,824 shares of the Issuer's common stock outstanding as of December 31, 2007, as set forth in the Issuer's registration statement on Form S-1, filed with the Securities and Exchange Commission on January 7, 2008.

CUSIP No.	04685W103	13G	Page	_5_	of	_8_ pages
Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates, a limited partnership organized under the laws of the State of New York (“Venrock”), Venrock Associates II, L.P., a limited partnership organized under the laws of the State of New York (“Venrock II”) and Venrock Entrepreneurs Fund, L.P., a limited partnership organized under the laws of the State of New York (“Entrepreneurs Fund” and collectively with Venrock and Venrock II, the “Venrock Entities”) in respect of shares of common stock of athenahealth, Inc.
Item 1(a) Name of Issuer:
athenahealth, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
311 Arsenal Street
Watertown, MA 02472
Item 2(a) Name of Person Filing:
Venrock Associates
Venrock Associates II, L.P.
Venrock Entrepreneurs Fund, L.P.
Item 2(b) Address of Principal Business Office or, if none, Residence:

New York Office:	Menlo Park Office:	Cambridge Office:

30 Rockefeller Plaza	2494 Sand Hill Road	55 Cambridge Parkway
Suite 5508	Suite 200	Suite 100
New York, NY 10112	Menlo Park, CA 94025	Cambridge, MA 02142
Item 2(c) Citizenship:
     Each of Venrock, Venrock II and Entrepreneurs Fund are limited partnerships organized in the State of New York.
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number
04685W 10 3
Item 3 Not applicable.
Item 4 Ownership
(a) and (b)
     Venrock beneficially owns 1,547,857 shares of common stock, or 4.8% of the outstanding shares of common stock. Venrock II beneficially owns 2,227,406 shares of common stock, or 6.9% of the outstanding shares of common stock.

CUSIP No.	04685W103	13G	Page	_6_	of	_8_ pages
Entrepreneurs Fund beneficially owns 169,761 shares of common stock, or 0.1% of the outstanding shares of common stock.
(c)
     Each of the Venrock Entities has sole power to vote or to direct the vote of no shares of common stock, sole power to dispose or to direct the disposition of no shares of the common stock, shared power to vote or to direct the vote of 3,945,024 shares of the common stock and shared power to dispose or to direct the disposition of 3,945,024 shares of the common stock.
Item 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.
Item 8 Identification and Classification of Members of the Group:
     This Schedule is being filed pursuant to Rule 13d-1(d). The identities of each of the Venrock Entities are stated in Item 2(a).
Item 9 Notice of Dissolution of Group:
Not applicable.

CUSIP No.	04685W103	13G	Page	_7_	of	_8_ pages
Item 10 Certification
Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2007	VENROCK ASSOCIATES

	By:	/s/ Linda H. Hanauer
	Name:	Linda H. Hanauer
	Title:	Authorized Signatory

Dated: February 14, 2007	VENROCK ASSOCIATES II, L.P.

	By:	/s/ Linda H. Hanauer
	Name:	Linda H. Hanauer
	Title:	Authorized Signatory

Dated: February 14, 2007	VENROCK ENTREPRENEURS FUND, L.P.

	By:	/s/ Linda H. Hanauer
	Name:	Linda H. Hanauer
	Title:	Authorized Signatory

CUSIP No.	04685W103	13G	Page	_8_	of	_8_ pages
EXHIBIT INDEX
Exhibit No.
99.1 Agreement pursuant to Rule13d-1(k)(1) among Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, LP.